Exhibit 12

UNITED TECHNOLOGIES CORPORATION

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ending June 30,
In Millions	2004	2003
Fixed Charges:
Interest expense	$178	$184
Interest capitalized	6	5
One-third of rents*	51	40

Total Fixed Charges	$235	$229

Earnings:
Income before income taxes and minority interests	$2,035	$1,686

Fixed charges per above	235	229
Less: interest capitalized	(6)	(5)

	229	224

Amortization of interest capitalized	4	2

Total Earnings	$2,268	$1,912

Ratio of Earnings to Fixed Charges	9.65	8.35

*	Reasonable approximation of the interest factor.